Exhibit 99

Magna International Inc. 337 Magna Drive Aurora, Ontario L4G 7K1 Tel (905) 726-2462 Fax (905) 726-7164

PRESS RELEASE

MAGNA FILES SUPPLEMENTAL DISCLOSURE IN RESPONSE TO

ONTARIO SECURITIES COMMISSION ORDER

RELATING TO PROPOSED ARRANGEMENT

Meeting will be held on July 23, 2010

July 9, 2010, Aurora, Ontario, Canada……Magna International Inc. (TSX: MG.A, NYSE: MGA) today announced that it has filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission a disclosure supplement (the “Supplement”) to Magna’s Management Information Circular/Proxy Statement dated May 31, 2010 (the “Circular”) that was previously mailed to shareholders. The Circular, as amended and supplemented by the Supplement, relates to the proposed plan of arrangement and related transactions involving the proposed elimination of Magna’s dual class share structure. The Supplement contains all additional disclosure that Magna is required to make pursuant to an order issued on June 24, 2010 by the Ontario Securities Commission that followed a public hearing held on June 23 and June 24, 2010.

The Supplement is in the process of being mailed to Magna’s shareholders of record as at May 25, 2010, and is available on Magna’s website at www.magna.com; on the SEDAR website administered by the Canadian securities regulatory authorities at www.sedar.com; and on the EDGAR website administered by the U.S. Securities and Exchange Commission at www.sec.gov.

Magna’s Board of Directors has set a date of Friday, July 23, 2010 for the previously postponed special meeting of shareholders to consider and vote on the arrangement transaction.

Contact

For further information, please contact Vincent J. Galifi, Executive Vice-President and Chief Financial Officer at (905) 726-7100.

About Magna

We are the most diversified global automotive supplier. We design, develop and manufacture technologically advanced systems, assemblies, modules and components, and engineer and assemble complete vehicles, primarily for sale to original equipment manufacturers (“OEMs”) of cars and light trucks. Our capabilities include the design, engineering, testing and manufacture of automotive interior systems; seating systems; closure systems; body and chassis systems; vision systems; electronic systems; exterior systems; powertrain systems; roof systems; hybrid and electric vehicles/systems as well as complete vehicle engineering and assembly.

We have approximately 74,000 employees in 240 manufacturing operations and 76 product development, engineering and sales centres in 25 countries.